Via EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Great American Life Insurance Company (the “Company”)
Registration Statement and Pre-Effective Amendment Nos. 1 and 2 on Form S-1
File No. 333-229687

Commissioners:

On February 14, 2019, April 3, 2019 and April 24, 2019, the Company filed the above-referenced registration statement and pre-effective amendments, as well as a transmittal letter outlining the respective changes made since the prior post-effective amendment on April 24, 2018. The primary purpose of the S-1 filing was to “refresh,” i.e., three years had elapsed since the prior S-1 went effective, the registration for our Index Frontier contract. The Company represents that the materiality of the changes from the above-noted S-1 filing and related amendments to the current registration statement is consistent with the materiality of changes that would otherwise qualify for filing under paragraph (b) of Rule 485 under the Securities Act of 1933 if Form S-1 registration statements were eligible for filing under Rule 485.

/s/ John P. Gruber
John P. Gruber, Esq.
General Counsel
Great American Life Insurance Company